UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         Certificate Pursuant to Rule 24
              Under the Public Utility Holding Company Act of 1935

                                    Filed by

                                    Conectiv
                         Atlantic City Electric Company
                               PHI Service Company
                  Atlantic City Electric Transition Funding LLC

         Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended, Conectiv, Atlantic City Electric Company, PHI Service Company and Atlantic City Electric Transition Funding LLC (collectively "Applicants") certify that, as described in the application/declaration on Form U-1 in File 70-9899 (the "Application"), which was granted by order of the Commission in Public Utility Holding Company Act Release No. 27588 (October 28, 2002), on December 19, 2002, Atlantic City Electric Transition Funding LLC issued transition bonds and it and some of the Applicants entered into related agreements as described in the Application. Applicants certify that these transactions have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application and of the Commission's order with respect thereto.

Exhibits

F-2  "Past Tense" Opinion of Counsel

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Applicants have duly caused this Certificate to be signed on their behalf by the undersigned hereunto duly authorized.

                                Conectiv
                                Atlantic City Electric Company
                                PHI Service Company
                                Atlantic City Electric Transition Funding LLC

                                /s/ Jeffery E. Snyder

                                Name: Jeffery E. Snyder
                                Title: Assistant Treasurer

December 23, 2002